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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                     Commission File No. 0-29185

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K    x  Form 10-Q   [ ] Form NSAR


For the period ended: MARCH 31, 2005

[ ]  Transition Report on Form 10-K

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form NSAR

For the transition period ended:

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  Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

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PART I-REGISTRANT INFORMATION
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Full name of Registrant:                            Save the World Air, Inc.
Former name if Applicable:
Address of Principal Executive Office
  (Street and Number):                              5125 Lankershim Boulevard
City, State and Zip Code:                           North Hollywood, CA 91601

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PART II-RULE 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

[X] (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III-NARRATIVE

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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

   Due to the small size of the Company and limited personnel, the Company is still gathering information necessary to complete the financial statements for the three-month period ended March 31, 2005.

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PART IV-OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification:


Lance Jon Kimmel                310                                557-3059
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    (Name)                  (Area Code)                       (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                                  x Yes      No

If the answer is no, identify report(s)

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  x Yes      No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit 99.1

                            Save the World Air, Inc.
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                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2005                         By:  /s/ Eugene E. Eichler
            ------                              ---------------------
                                           Eugene E. Eichler
                                           President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                                                    EXHIBIT 99.1



For the three-month period ended March 31, 2005, the Company had no revenue. The Company incurred greater expenses in the three-month period ended March 31, 2005, compared to the three-month period ended March 31, 2004, as the Company expanded its pre-revenue activities. For the three-month period ended March 31, 2005, general and administrative expenses are anticipated to be approximately $661,595 and research and development expenses are anticipated to be approximately $401,485.

As a result of the foregoing, the Company's net loss for the three-month period ended March 31, 2005 will be approximately $1,065,056, or $.03 per share, compared to a net loss of $776,570, or $.02 per share, for the three-month period ended March 31, 2004. It should be noted that the Company has relied upon its 2004 Stock Option Plan to compensate consultants and employees who have assisted in developing and executing the Company's business plan. This reliance, together with issuances of stock by the Company in connection with its ongoing private offering of stock and warrants, has significantly narrowed the loss per share in the three-month period ended March 31, 2005, by increasing the total number of shares of the Company's common stock outstanding as of such date.